FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY SUN COUNTRY AIRLINES HOLDINGS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SUN COUNTRY AIRLINES HOLDINGS, INC.

COMMISSION FILE NO. 001-40217

*suncountry Transaction Announcement January 12, 2026

Cautionary Statement Regarding Forward-Looking Statements This communication contains forward-looking statements under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and often can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “guidance,” “anticipate,” “intend,” “plan,” “estimate”, “project”, “hope” or similar expressions. Forward-looking statements in this communication are based on Allegiant’s and Sun Country’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Allegiant and Sun Country, all of which are subject to change. Forward-looking statements in this communication may relate to, without limitation, the benefits of the proposed transaction, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the proposed transaction; expected synergies of the proposed transaction; the timing and result of various regulatory proceedings related to the proposed transaction; the ability to execute and finance current and long-term business, operational, capital expenditures and growth plans and strategies; the impact of increased or increasing transaction and financing costs associated with the proposed transaction or otherwise, as well as inflation and interest rates; and the ability to access debt and equity capital markets. Forward-looking statements involve risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement for the proposed transaction; the risk that potential legal proceedings may be instituted against Allegiant or Sun Country and result in significant costs of defense, indemnification or liability; the possibility that the proposed transaction does not close when expected or at all because required stockholder approvals, required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the proposed transaction or that any of the foregoing may take longer to realize or be more costly to achieve than expected; disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction; the costs associated with the anticipated length of time of the pendency of the proposed transaction, including the restrictions contained in the definitive merger agreement on the ability of each of Sun Country and Allegiant to operate their respective businesses outside the ordinary course consistent with past practice during the pendency of the proposed transaction; the diversion of Allegiant’s and Sun Country’s respective management teams’ attention and time from ongoing business operations and opportunities on acquisition-related matters; the risk that the integration of Sun Country’s operations will be materially delayed or will be more costly or difficult than expected or that Allegiant is otherwise unable to successfully integrate Sun Country’s businesses into its businesses; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Allegiant’s or Sun Country’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by Allegiant’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; a material adverse change in the business, condition or results of operations of Allegiant or Sun Country; changes in domestic or international economic, political or business conditions, including those impacting the airline industry (including customers, employees and supply chains); Allegiant’s and Sun Country’s ability to successfully implement their respective operational, productivity and strategic initiatives; the outcome of claims, litigation, governmental proceedings and investigations involving Allegiant or Sun Country; and a cybersecurity incident or other disruption to Sun Country’s or Allegiant’s technology infrastructure. Forward-looking statements in this communication are qualified by and should be read together with, the risk factors set forth above and the risk factors included in Allegiant’s and Sun Country’s respective annual and quarterly reports as filed with the Securities and Exchange Commission (the “SEC”), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. In addition, the risk factors discussed above are not exhaustive and they, along with other risk factors, will be more fully discussed in the registration statement and joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. The forward-looking statements in this communication are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Allegiant and Sun Country disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Important Additional Information and Where to Find It In connection with the proposed transaction, Allegiant intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Allegiant’s common stock to be issued in the proposed transaction and a joint proxy statement for Allegiant’s and Sun Country’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Allegiant and Sun Country. Each of Allegiant and Sun Country may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Allegiant or Sun Country may file with the SEC or send to their respective stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ALLEGIANT AND SUN COUNTRY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ALLEGIANT, SUN COUNTRY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of Allegiant and Sun Country may obtain free copies of these documents and other documents filed with the SEC by Allegiant or Sun Country through the website maintained by the SEC at http://www.sec.gov or from Allegiant at its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx, or from Sun Country at its website, https://ir.suncountry.com/financials/sec-filings. Documents filed with the SEC by Allegiant will be available free of charge by accessing Allegiant’s website at https://ir.allegiantair.com/financials/sec-filings/default.aspx, or alternatively by directing a request by mail to Allegiant’s Investor Relations department, 1201 North Town Center Drive, Las Vegas, NV 89144, and documents filed with the SEC by Sun Country will be available free of charge by accessing Sun Country’s website at https://ir.suncountry.com/financials/sec-filings, or alternatively by directing a request by mail to Sun Country’s Investor Relations department, 2005 Cargo Road, Minneapolis, MN 55450. Participants In The Solicitation Allegiant, Sun Country and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Allegiant and Sun Country in connection with the proposed transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Allegiant and Sun Country and other persons who may be deemed to be participants in the solicitation of stockholders of Allegiant and Sun Country in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC. Information about the directors and executive officers of Allegiant, their ownership of Allegiant common stock and Allegiant’s transactions with related persons can also be found in the Allegiant Annual Report and Allegiant’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2025 (the “Allegiant 2025 Proxy Statement”), and other documents subsequently filed by Allegiant with the SEC, which are available on its website, https://ir.allegiantair.com/financials/sec-filings/default.aspx. Such information is set forth in the sections entitled “Proposal No. 1 – Election of Directors”, “Proposal No. 2 – Advisory (non-binding) Vote on Executive Compensation”, “Proposal No. 3 – Approval of Amendment to Allegiant 2022 Long-Term Incentive Plan to Increase Number of Shares Available”, “Executive Compensation” and “Related Party Transactions” of the Allegiant 2025 Proxy Statement. To the extent holdings of Allegiant common stock by the directors and executive officers of Allegiant have changed from the amounts of Allegiant common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1362468&owner=exclude under the tab “Ownership Disclosures”. Information about the directors and executive officers of Sun Country, their ownership of Sun Country common stock and Sun Country’s transactions with related persons can also be found in the definitive proxy statement for Sun Country’s 2025 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 25, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings), and other documents subsequently filed by Sun Country with the SEC. Such information is set forth in the sections entitled “Proposal 1– Reelection of Directors”, “Proposal 2 – Non-binding (Advisory) Vote to Approve the Compensation of Our Named Executive Officers”, “Executive Compensation”, “Certain Relationships and Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management” of such definitive proxy statement. Please also refer to Sun Country’s subsequent Current Reports, as filed with the SEC on Form 8-K on September 22, 2025 (which is available at https://ir.suncountry.com/financials/sec-filings) and on October 30, 2025, regarding subsequent changes to Sun Country’s Board of Directors and executive management following the filing of such definitive proxy statement. To the extent holdings of Sun Country common stock by the directors and executive officers of Sun Country have changed from the amounts of Sun Country common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1743907&owner=exclude under the tab “Ownership Disclosures”. Free copies of these documents may be obtained as described above. No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Today’s Speakers Greg Anderson Robert (“BJ”) Neal Jude Bricker Chief Executive Officer President & Chief Financial Officer Chief Executive Officer

Combining Two Carriers Cut From the Same Cloth Successful, Flexible Capacity, Leisure Focused Diversified Leading Carrier Across 94%(1) of Operating Models Businesses Our Originating Markets(2) Strong and Conservative Significant Growth from New Balance Sheets with Industry Leading Margins Aircraft and Large Universe of Significant Combined Free Targeted Markets Cash Flow Source: Diio Mi. 1. Calculated as the percentage of routes in 2025 ranked #1 or #2 based on total number of seats. 2. Only considers routes with at least 10 departures in 2025.

Creates Long Term Value for Shareholders Creates a Leading Flexible Capacity Carrier in North America Expected to Generate $140 Million in Synergies with Conservative Estimates Optimized Fleet Will Maximize Returns on Existing and New Routes Accelerates Growth Plan With New Potential Domestic and International Markets Diversified Business Mix Provides Unique Stability Among Airlines Combined Loyalty Business Generates Greater Relevance, Higher Membership and More Remuneration Meaningful Future Free Cash Flow and Embedded Fleet Equity Will Drive Continued Conservative Balance Sheet Accretive to EPS Year 1 Post Closing While Enhancing Long Term Financial Returns

Transaction Overview

Transaction Details

- Allegiant to acquire Sun Country with Allegiant shareholders owning ~67% and Sun Country shareholders owning ~33% of the combined Company upon closing[1]
- Sun Country shareholders to receive 0.1557 shares of Allegiant plus $4.10 of cash for each Sun Country share they own[2], implying total merger consideration per share of $18.89 as of January 9, 2026
- Represents a 19.8% premium to Sun Country's closing share price on January 9, 2026 and a 18.8% premium to Sun Country's 30-day VWAP
- Values Sun Country at a fully-diluted equity value of $1.1 billion and a transaction value of $1.5 billion[3]
- Closing expected in the second half of 2026, subject to customary closing conditions, including regulatory and shareholder approvals

Board & Leadership

- The combined Company will continue under the Allegiant name and be headquartered in Las Vegas with a meaningful presence in Minneapolis
- Maury Gallagher will serve as Chairman of the Board of the combined Company
- Greg Anderson will serve as Chief Executive Officer
- Robert Neal will serve as President and Chief Financial Officer
- Jude Bricker will serve as advisor to the CEO during the transition
- Jude Bricker and two additional Sun Country Board members will be added to Allegiant's Board of Directors upon closing of this transaction, bringing total board members to 11

1. On a fully-diluted basis.
2. Based on Sun Country's and Allegiant's share price as of January 9, 2026.
3. Includes $0.4bn of Sun Country's adjusted net debt (including leases) as of 3Q25.

allegiant · sun country airlines | 6

Similar Approaches and Ability to Flex Capacity...

Monthly Capacity[1]

(% seats flown by month)
2025



14%
12%
10%
8%
6%
4%
2%
0%
J F M A M J J A S O N D
Other U.S. Carriers[2]

Peak to Trough Day of Week Capacity[1][3]

(% of weekly seats)
2025



14%
13%
5%
Other U.S. Carriers[2]

Daily Aircraft Utilization[1][4]

(Daily block hours per aircraft)
TTM 2Q25



7.2
6.7
9.7
Other U.S. Carriers[2]

Both Allegiant and Sun Country are able to flex capacity to concentrate flying during periods of peak leisure demand

Source: Diio Mi, Form 41.
1. Based on scheduled service operations.
2. Represents average of Alaska, American, Delta, Frontier, JetBlue, Southwest, Spirit, United, Breeze and Avelo.
3. Based on the difference between peak day seats flown and trough day seats flown as a % of seats flown each day of week in 2025.
4. Daily utilization based on TTM 2Q25 per Form 41. Calculated as total aircraft hours (ramp-to-ramp) / total aircraft days.

allegiant + sun country airlines | 7

…Have Driven Industry Leading Performance Adjusted EBIT Margin(1) (%) TTM 3Q25 10.6% 7.3% 6.2% 4.2% (2.4%) (4.1%) (20.8%) Big Four Carriers (2) Big Four Carriers(3) Flying during periods of peak demand results in industry leading profitability Source: Company filings. 1. Represents Adjusted EBIT as reported by each respective carrier. 2. Excludes Sunseeker. 3. Represents average of American, Delta, Southwest and United.

Merger Creates Leading Flexible Capacity Carrier (1) (1) TTM 3Q25 Revenues $2.5 billion $1.1 billion $3.6 billion TTM 3Q25 $425 million $215 million $640 million Adj. EBITDA TTM 3Q25 (2) 20 billion 7 billion 27 billion ASMs TTM 3Q25 (2) 18 million 4 million 22 million Customers 2025 Avg. Peak (3) 469 91 560+ Daily Flights 3Q25 Fleet 121 70(4) 191 Order Book 34 + 80 options - 34 + 80 options Destinations(5) 126 / - 71 / 18 156 / 18 (Dom. / Int’l.) Source: Company filings, Diio Mi. Based on scheduled service operations. Calculated as the average of planned, scheduled service daily flights on Thursday, Friday, Sunday and Monday. Includes 5 aircraft leased to and operated by other carriers. Destinations on sale for 2026.

A Highly Successful and Profitable Leisure Carrier Other Leisure Carriers Capacity / Flex capacity to keep utilization low and fly Less capacity optimization Utilization when most profitable Fly crowded routes where capacity Strategy Fly routes underserved by other carriers exceeds demand Business Contracted and growing cargo and charter Solely passenger focused Diversification operations Focus Markets Leading carrier in most originating markets More diffuse flying with low brand equity Balance Sheet / Low leverage and high liquidity with Highly leveraged, distressed with limited Fleet significant owned aircraft base owned aircraft The flexible capacity business model that Allegiant pioneered is the leisure model that works best in today’s marketplace

Combined Company Is Well Positioned to Win in Leisure Cumulative Adj. Net Income / (Loss) Since 2021 ($ in millions) 2021 – 3Q25 629 (65) (425) (439) (2,555) (1) (2) (3) (4) The combined company is highly profitable while other leisure carriers lose money Source: Company filings, Form 41. 1. Excludes Sunseeker. 2. Net income from Form 41. Figures from 1Q23 to 2Q25. 3. Net income from Form 41. Figures from 4Q21 to 2Q25. 4. Adjusted net income from 2021 to 2023. From 2024 to 3Q25, as reported net income is adjusted for tax affected adjustments (at an assumed 22.3% tax rate) made to operating expenses.

A More Diversified and Resilient Airline Revenue Composition TTM 3Q25 $2.5 Billion(1) $1.1 Billion $3.6 Billion(1) Total Operating Revenue Total Operating Revenue Total Operating Revenue Airfare(2) $57.9 / passenger Airfare(2) $94.7 / passenger Airfare(2) $65.0 / passenger Ancillary(3) $68.9 / passenger Ancillary(3) $69.5 / passenger Ancillary(3) $69.0 / passenger Third-Party(4) $7.9 / passenger Third-Party(4)(5) $3.2 / passenger Third-Party(4)(5) $7.0 / passenger $76 Million $216 Million $136 Million $291 Million $136 Million Charter Revenue Charter Revenue Cargo Revenue Charter Revenue Cargo Revenue The combined carrier will generate the majority of its revenue from contracted flying and resilient ancillary revenue Source: Company filings. 1. Excludes Sunseeker. 2. Scheduled service revenue. 3. Ancillary passenger revenue. 4. Loyalty, co-brand and other third-party revenue. 5. Excludes rental revenue from leased aircraft.

Significant Future Fleet Optionality Drives Growth and Value Allegiant & Sun Country Fleets (# of aircraft) 3Q25 121 $2.2 billion embedded equity value(1) in combined fleet 80 45 34 20 5 Current B737 MAX B737 MAX Options B737 B737F(2) Aircraft Leased Fleet on Order Passenger Fleet to Others Source: Company filings, MBA, Ascend. 1. Based on estimated half-life market values of fleet assets less fleet debt. Fleet values are estimates and subject to change. 2. Includes all B737-800F aircraft on Amazon sublease.

Potential Network Growth Opportunities Allegiant and Sun Country Combined Network Growth Opportunities • Significant connecting-the-dot opportunities between complementary networks • Serving international leisure destinations from Allegiant’s origination markets • Added frequencies leveraging both customer bases across the Midwest • Combined presence offers more relevance to customers in many cities Allegiant Sun Country

Combination Creates Substantial Synergy Opportunity $140M Key Synergy Drivers Additional Upside Network and scheduling optimization Flexibility in fleet and asset Cost management 37 Expanded Midwest relevance Synergies through network and distribution Best-in-class third party and ancillary Improved cobrand economics and optimization enhanced utility for combined company Cargo efficiencies through broader Revenue resources and operational footprint 103 Charter efficiencies through broader Synergies resources International scale and improved Volume purchase benefits and speed to market centralize resources Net of labor dis-synergies Stronger combined balance sheet Run-rate Synergies $140 million in annual run-rate synergies anticipated Anticipated one-time integration costs of approximately $150 - $200 million

Generates Robust Returns While Maintaining a Strong Balance Sheet

Expected to be Accretive Near-Term...

(Adjusted Diluted EPS[1])


Mid Single Digit %
+ Double Digit %
Year 1
Post-Closing
Year 3
Post-Closing

...And Low Leverage

(Adj. Net Leverage[2])


<3.0x
4.9x
Pro Forma
@ Closing
Other U.S. Carriers[3]

Source: Company filings, Form 41.

1. Includes $140 million of net synergies phased in over three years post closing and excludes integration costs.
2. Adjusted Net Debt / Adjusted EBITDAR defined as (Total Debt + Operating Leases – Cash) / LTM Adjusted EBITDAR.
3. Represents average of other U.S. carriers, including Alaska, American, Delta, Frontier, JetBlue, Southwest, United, Avelo and Breeze. Reflects Adj. Net Leverage as of 3Q25 for public carriers. Avelo and Breeze Adj. Net Leverage as of 2Q25.

allegiant + sun country airlines | 16

Creating Value for All Our Stakeholders Consumers & Communities Team Members Shareholders Broader, more frequent flying to New career growth and Combines complementary top vacation spots, unlocks new advancement opportunities business models that generate options for travelers the highest industry margins Drives loyalty rewards and Greater year-round stability for customer value with a larger, pilots and crews combined frequent flyer program Unlocks $140 million of synergies Ongoing investment in Improves reliability and on-time Positions the combined entity for professional development and performance through enhanced long-term growth and cash employee engagement fleet management generation allegiant Suncountry AIRLINES.